EXHIBIT 99.2

CONSOLIDATED MERCANTILE INCORPORATED

CONSOLIDATED BALANCE SHEET

		(Unaudited)
		September 30	December 31
		2008	2007
	A S S E T S
CURRENT
Cash and cash equivalents		$13,243,644	$10,961,412
Short-term investments		3,468,594	5,461,581
Accounts receivable		16,424	26,351
Prepaid expenses		45,973	23,446
Notes receivable		79,935	832,459

		16,854,570	17,305,249

INVESTMENTS (see Note)		321,291	378,746

NOTES RECEIVABLE		437,578	457,513

		$17,613,439	$18,141,508

	L I A B I L I T I E S
CURRENT
Accounts payable and accrued liabilities		$143,483	$693,078
Income taxes payable		842,130	849,469
Future income taxes		27,239	-

		1,012,852	1,542,547

DEFERRED GAIN		420,953	420,953

		1,433,805	1,963,500

	S H A R E H O L D E R S' E Q U I T Y

CAPITAL STOCK		2,830,765	2,833,307

CONTRIBUTED SURPLUS		59,411	59,411

RETAINED EARNINGS		13,289,458	13,285,290

		16,179,634	16,178,008

		$17,613,439	$18,141,508

CONSOLIDATED MERCANTILE INCORPORATED

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

	(Unaudited)
	Nine Months ended September 30		Three Months ended September 30
	2008	2007	2008	2007

Balance, beginning of period as previously stated	$13,285,290	$9,839,400	$13,357,269	$10,145,137

Unrealized gain on marketable securities, net of tax	-	237,135	-	-

Balance, beginning of period as restated	13,285,290	10,076,535	13,357,269	10,145,137

Excess of cost of shares purchased for cancellation over stated value	(4,963)	-	-	-

	13,280,327	10,076,535	13,357,269	10,145,137

Net earnings (loss) for the period	9,131	(702,587)	(67,811)	(771,189)

Balance, end of period	$13,289,458	$9,373,948	$13,289,458	$9,373,948

CONSOLIDATED STATEMENT OF
ACCUMULATED OTHER COMPREHENSIVE LOSS

	(Unaudited)

	Nine Months ended September 30		Three Months ended September 30
	2008	2007	2008	2007

Balance, beginning of period as previously stated	$-	$-	$-	$-

Share of accumulated unrealized exchange loss
of significantly influenced company	-	(757,088)	-	(950,155)

Balance, beginning of period as restated	-	(757,088)	-	(950,155)

Share of unrealized exchange loss
of significantly influenced company for the period	-	(383,359)	-	(190,292)

Balance, end of period	$-	$(1,140,447)	$-	$(1,140,447)

CONSOLIDATED MERCANTILE INCORPORATED

CONSOLIDATED STATEMENT OF OPERATIONS
AND COMPREHENSIVE INCOME

	(Unaudited)
	Nine Months ended September 30		Three Months ended September 30
	2008	2007	2008	2007

REVENUE
Interest income	$271,731	$138,106	$88,253	$51,051
Investment income (loss)	(464,263)	281,202	(394,787)	(279,093)
	(192,532)	419,308	(306,534)	(228,042)

EXPENSES
Administrative and general	410,614	429,258	114,314	163,113
(Gain) loss on foreign exchange	(638,680)	421,553	(380,707)	181,650
	(228,066)	850,811	(266,393)	344,763

EARNINGS (LOSS) FROM OPERATIONS BEFORE THE FOLLOWING	35,534	(431,503)	(40,141)	(572,805)

Equity earnings (loss) of significantly influenced companies	2,436	(204,538)	(428)	136,805
Gain on dilution of investment in significantly influenced company	-	67,881	-	-
	2,436	(136,657)	(428)	136,805

EARNINGS (LOSS) BEFORE INCOME TAXES	37,970	(568,160)	(40,569)	(436,000)

Income taxes (recovered)	28,839	(28,447)	27,242	617

EARNINGS (LOSS) FROM CONTINUING OPERATIONS	9,131	(539,713)	(67,811)	(436,617)

Loss from discontinued operations	-	(791,791)	-	(316,536)
Share of earnings (loss) from discontinued operations
of significantly influenced company	-	628,917	-	(18,036)
	-	(162,874)	-	(334,572)

NET EARNINGS (LOSS) FOR THE PERIOD	9,131	(702,587)	(67,811)	(771,189)

Other comprehensive loss, net of taxes:

Share of unrealized exchange loss
of significantly influenced company for the period	-	(383,359)	-	(190,292)

COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	$9,131	$(1,085,946)	$(67,811)	$(961,481)

EARNINGS (LOSS) PER SHARE

Earnings (loss) per share from continuing operations
Basic and diluted	$0.00	$(0.11)	$(0.01)	$(0.08)

Earnings (loss) per share from discontinued operations
Basic and diluted	$0.00	$(0.03)	$0.00	$(0.07)

Earnings (loss) per share
Basic and diluted	$0.00	$(0.14)	$(0.01)	$(0.15)

Weighted average number of common shares
Basic and diluted	5,078,156	5,081,207	5,076,407	5,081,207

CONSOLIDATED MERCANTILE INCORPORATED

CONSOLIDATED STATEMENT OF CASH FLOWS

	(Unaudited)
	Nine Months ended September 30		Three Months ended September 30
CASH PROVIDED BY (USED FOR):	2008	2007	2008	2007
OPERATING ACTIVITIES
Earnings (loss) from continuing operations	$9,131	$(539,713)	$(67,811)	$(436,617)
Unrealized (gain) loss on marketable securities	100,707	(194,007)	139,469	152,412
Unrealized (gain) loss on foreign exchange	(636,292)	426,458	(389,977)	181,183
Equity (gain) loss of significantly influenced companies	(2,436)	204,538	428	(136,805)
Gain on dilution of investment in significantly influenced company	-	(67,881)	-	-
Future income taxes	27,239	(28,156)	27,239	617
	(501,651)	(198,761)	(290,652)	(239,210)
Change in non-cash components of working capital
Decrease (increase) in accounts receivable	9,927	(898)	18,125	704
(Increase) decrease in prepaid expenses	(22,527)	(22,431)	10,295	22,495
(Decrease) increase in accounts payable and accrued liabilities	(549,599)	17,767	18,745	36,820
(Decrease) increase in income taxes payable	(7,339)	(2,591)	(11,787)	1,000
	(1,071,189)	(206,914)	(255,274)	(178,191)
Funds provided by discontinued operations	-	8,012	-	-
	(1,071,189)	(198,902)	(255,274)	(178,191)

FINANCING ACTIVITIES
Purchase of common shares for cancellation	(7,505)	-	-	-

INVESTING ACTIVITIES
Decrease in short-term investments	1,892,284	961,671	3,009,667	142,722
Decrease (increase) in notes receivable	772,459	-	(20,000)	-
Decrease in note receivable from formerly consolidated subsidiary	-	250,000	-	-
Proceeds on redemption of shares in significantly influenced company	59,891		-	-
	2,724,634	1,211,671	2,989,667	142,722

UNREALIZED FOREIGN EXCHANGE GAIN (LOSS)
ON CASH BALANCES	636,292	(426,458)	389,977	(181,183)

CHANGE IN CASH POSITION	2,282,232	586,311	3,124,370	(216,652)

Cash and cash equivalents, beginning of period	10,961,412	3,573,402	10,119,274	4,376,365

CASH AND CASH EQUIVALENTS, END OF PERIOD	$13,243,644	$4,159,713	$13,243,644	$4,159,713

Cash and cash equivalents consist of cash balances with banks, and investments in money market instruments.
Money market instruments consist primarily of investments in short term deposits with maturities of three months or less.

Cash and cash equivalents included in the cash flow statement are comprised of the following balance sheet amounts:

Cash balances with banks	$32,236	$23,197
Money market instruments	13,211,408	4,136,516

Total cash and cash equivalents	$13,243,644	$4,159,713

Supplementary cash flow information:

Income taxes paid	$62,500	$18,233	$30,000	$4,000

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in Canada on a basis consistent with those followed in the most recent audited consolidated financial statements except as noted below.  These unaudited interim consolidated financial statements do not include all the information and footnotes required by the generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Company’s Annual Report for the year ended December 31, 2007.

Effective January 1, 2008, the Company adopted three new accounting standards.  Handbook Section 3862, Financial Instruments – Disclosures and Handbook Section 3863, Financial Instruments – Presentation, replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, and enhance the disclosure of the nature and extent of risks arising from financial instruments and how the entity manages those risks.  Handbook Section 1535, Capital Disclosures, establishes standards for disclosures of both qualitative and quantitative information that enable users to evaluate the company’s objectives, policies and processes for managing capital.  The implementation of these new accounting standards did not have any impact on the Company’s results of operations or financial position.  The resulting disclosures from the implementation of these accounting standards are presented below:

Financial Instruments – Risks and Risk Management

The Company’s financial instruments consist primarily of cash and cash equivalents, short-term investments, notes receivable, and accounts payable and accrued liabilities.  The Company is exposed to various risks as it relates to these financial instruments. There have not been any changes in the nature of risks or the process of managing these risks from previous periods.  The risks and processes for managing the risks are set out below:

Credit Risk

Cash and cash equivalents are maintained with several financial institutions.  Deposits held with banks may exceed the amount of insurance provided on such deposits.  Generally, these deposits may be redeemed upon demand and are maintained with financial institutions of reputable credit and therefore credit risk is minimal.

Liquidity Risk

Short-term investments invested with professional hedge fund managers represent 75.9% of the short-term investment portfolio and can be withdrawn in any given month and therefore liquidity risk is considered minimal.

Currency Risk

Currency risk is the risk that a variation in exchange rates between the Canadian dollar and foreign currencies will affect the Company’s operating and financial results.  Cash and cash equivalents as at September 30, 2008 includes US$8,784,694 (December 31, 2007 – US$8,773,972).  Significant currency gains (losses) are reflected as a separate component of expenses.  The Company, in the normal course of business, enters into forward exchange contracts, swaps and options to manage currency exposures.  Gains and losses on these financial instruments are recognized in the same period when incurred.  At September 30, 2008, the Company had no outstanding foreign exchange commitments.

Interest Rate Risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates.  The Company has not used derivative financial instruments to alter its exposure to interest risk.

Other Price Risk

Other price risk is the risk that the market value or future cash flows of financial instruments will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk).  The Company moderates this risk through a careful selection and diversification of securities and other financial instruments within the limits of the Company’s objectives and strategy.

Capital Management

The Company’s primary objective when managing capital is to create and maximize shareholder value through internal growth of investments and acquisitions of companies having synergistic product lines and technologies, management strength and a presence in markets with the potential for sales of complementary products.  The Company’s investment strategy, which has been applied successfully in the past, is to assist operating units in taking advantage of their strengths by investment in and by the provision of management and merchant banking services, with the objective of creating added value to the Company and its shareholders.

The Company considers its total capitalization to consist of shareholders’ equity.  The Company does not have a formal policy in measuring any net debt to equity and net debt to total capitalization ratios as the Company does not currently have any debt obligations.

Recent Accounting Pronouncements

In February 2008, the CICA issued amendments to Handbook Section 1000, “Financial Statement Concepts” to clarify the criteria for recognition of an asset and the timing of expense recognition.  The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.  The Company will apply the amendments to Handbook Section 1000 commencing January 1, 2009.  The implementation of the amendments to Handbook Section 1000 will not have any impact on the Company’s results of operations, financial position and disclosures as these amendments are clarifications on the application of Handbook Section 1000.

In February 2008, the CICA issued a new accounting standard, Handbook Section 3064, concerning goodwill and intangible assets. The new section replaced the existing guidance on goodwill and other intangible assets and research and development costs.  The new section provides additional guidance on measuring the cost of goodwill and intangible assets. The new standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.  The Company is currently assessing the impact of the new standard but does not believe it will have any impact on the Company’s results of operations, financial position and disclosures.

The Canadian Accounting Standards Board (“AcSB”) confirmed that the adoption of IFRS would be effective for the interim and annual periods beginning on or after January 1, 2011 for Canadian publicly accountable profit-oriented enterprises.  IFRS will replace Canada’s current GAAP for these enterprises.  Comparative IFRS information for the previous fiscal year will also have to be reported.  These new standards will be effective for the Company in the first quarter of 2011.  The Company is currently in the process of evaluating the potential impact of IFRS to our consolidated financial statements. This will be an ongoing process as new standards and recommendations are issued by the International Accounting Standards Board and the AcSB.  While the Company has begun assessing the adoption of IFRS, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Investments

Long-term investments in which the Company has significant influence are accounted for using the equity method.  Whenever events or changes in circumstances indicate that the carrying value of an investment may not be recoverable, the investment will be written down to its fair value.  Any impairment in value is recorded in the consolidated statement of operations.

Investments as at September 30, 2008 and December 31, 2007 consist of the following:

	September 30, 2008	December 31, 2007

Investment in significantly influenced company – at equity (1.4%)	$321,291	$378,746

Discontinued Operations

In August 2007 the Company announced its intention to initiate a process to sell its 50.33% investment interest in Distinctive Designs Furniture Inc. (“Distinctive).  Effective December 28, 2007, the Company sold all of its shares and all of the debt owed by Distinctive to Distinctive’s other major shareholder.  Accordingly, the operating results of Distinctive for the nine-month period ended September 30, 2007 have been classified by the Company as discontinued operations.

The unaudited interim consolidated financial statements for the nine-month period ended September 30, 2007 included the Company’s share of Polyair Inter Pack Inc.’s (the Company’s previously owned equity investee) continuing and discontinued operations.  On December 31, 2007, the Company completed the sale of all of its shareholdings in Polyair Inter Pack Inc.